JSAT Corporation

Semiannual Report 2006

For the six-month period ended September 30, 2005



Overview of Consolidated Interim Results

Due to an anomaly associated with the JCSAT-1B satellite in January and July 2005, the Company reported losses of ¥12,557 million, including an impairment loss on JCSAT-1B (¥9,261 million) and costs incurred in repositioning customers' antennas to another satellite (¥3,296 million).

Also related to the aforementioned, the Company posted a ¥3,921 million increase in depreciation and amortization expenses due to a shortening of the estimated remaining useful lives of all its satellites. This reflected the Company's renewed emphasis on risk management.

Consolidated revenues for the six months ended September 30, 2005, amounted to ¥21,231 million, up ¥153 million from the previous corresponding period. Principal reasons for the increase included an expansion of international services delivered via Horizons-1, a satellite owned jointly with PanAmSat Corporation. Also contributing to revenues was an increase in broadcasters of JC-HITS, a digital content distribution service for cable television stations, as well as expanded services to domestic government entities.

Due to the problems described above, however, the Company recorded a ¥14,709 million operating loss for the interim period. This compares with operating income of ¥4,365 million in the previous corresponding period.

The Company posted a loss before income taxes and minority interest of ¥13,657 million compared with income before income taxes and minority interest of ¥4,864 million in the previous corresponding period. This was mainly due to the operating loss, as well as higher equity in losses of affiliated companies.

The net loss for the period totaled ¥8,733 million compared with net income of ¥2,676 million in the previous corresponding period. Primary factors included ¥9,261 million in extraordinary and other expenses related to an anomaly with the JCSAT-1B satellite.

Network-Related Services

Revenues from network-related services rose ¥369 million to ¥7,616 million. Contributing factors included expansion of international services delivered via the Horizons-1 satellite and increased services to domestic government entities, which outweighed a decline in usage and cancellations of contracts by some customers for the Company's domestic telecommunications services.

Broadcast and Video Distribution Services

Revenues from broadcast and video distribution services decreased ¥182 million to ¥13,358 million. Despite an expansion in the number of JC-HITS broadcasters and increased revenue from a digital content distribution service launched in February 2004, the number of channels offering CS digital broadcasting services declined.

Other

Revenues from other services decreased ¥33 million to ¥257 million.

Unaudited Condensed Consolidated Balance Sheets

JSAT Corporation and Subsidiaries
September 30, 2004 and 2005

ASSETS	Thousands of Yen 2004	Thousands of Yen 2005	Thousands of U.S. Dollars (Note 1) 2005
Current assets:			
Cash and cash equivalents	¥ 2,633,639	¥ 3,777,217	$ 33,427
Short-term investments (Note 2)	14,150,331	16,486,277	145,896
Accounts receivable:			
Trade	1,577,127	1,691,309	14,967
Loans	6,200,000	10,000,000	88,496
Other	403,931	421,573	3,731
Net investment in direct financing lease (Note 6)	1,326,507	593,696	5,254
Inventories	77,871	211,802	1,874
Prepaid expenses	1,937,988	1,805,393	15,977
Broadcast rights	38,218	39,454	349
Deferred income taxes	489,428	6,413,651	56,758
Other current assets	276,416	370,447	3,278
Total current assets	29,111,456	41,810,819	370,007
Broadcast rights	37,881	34,720	307
Investments:			
Investments in affiliated companies	5,046,294	4,832,922	42,769
Other investments (Notes 2 and 4)	21,829,858	15,849,809	140,264
Total investments	26,876,152	20,682,731	183,033
Property and equipment (Notes 3, 6 and 7):			
Land	2,638,571	2,435,336	21,552
Telecommunications satellites	146,916,260	146,916,260	1,300,144
Telecommunications equipment	20,192,241	18,553,358	164,189
Buildings and structures	5,131,705	6,238,254	55,206
Equipment and furniture	861,099	782,626	6,925
Construction in progress	24,975,127	31,667,018	280,239
Total	200,715,003	206,592,852	1,828,255
Accumulated depreciation	(93,568,125)	(122,250,772)	(1,081,865)
Net property and equipment	107,146,878	84,342,080	746,390
Deferred income taxes	108,502	218,906	1,937
Net investment in direct financing leases (Note 6)	648,245	54,549	483
Goodwill	558,211	569,548	5,040
Other assets	3,306,831	4,580,868	40,539
Total	¥167,794,156	¥152,294,221	$1,347,736

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousands of Yen 2004	Thousands of Yen 2005	Thousands of U.S. Dollars (Note 1) 2005
Current liabilities:			
Short-term borrowings (Note 4)	¥ 1,170,000	¥ **2,200,000**	$ **19,469**
Current portion of long-term debt (Notes 4 and 6)	12,780,055	**7,065,492**	**62,526**
Accounts payable—Trade	680,308	**827,472**	**7,323**
Accrued liabilities:			
Interest	33,153	**21,333**	**189**
Taxes on income	1,946,843	**47,219**	**418**
Other	680,788	**1,554,079**	**13,753**
Advances from customers	3,489,460	**3,921,094**	**34,700**
Cost relation to the shift of transponders (Note 7)	—	**3,216,560**	**28,465**
Other current liabilities	2,935,332	**1,467,897**	**12,990**
Total current liabilities	23,715,939	**20,321,146**	**179,833**
Long-term liabilities:			
Long-term debt (Notes 4 and 6)	23,521,576	**27,311,742**	**241,697**
Convertible bonds (Note 4)	20,000,000	**19,592,000**	**173,381**
Liability for severance payments	981,278	**1,188,759**	**10,520**
Deferred income taxes	2,480,938	**574,250**	**5,082**
Other liabilities	1,814,544	**895,189**	**7,921**
Total long-term liabilities	48,798,336	**49,561,940**	**438,601**
Commitments and contingent liabilities (Note 7)			
Minority interests	144,469	**169,979**	**1,504**
Shareholders' equity:			
Common stock:	53,769,570	**53,769,570**	**475,837**
Authorized, 2004—450,000 shares, 2005—1,000,000 shares			
Issued, 2004—383,154.5 shares, 2005—356,418 shares			
Additional paid-in capital	34,406,842	**24,512,144**	**216,922**
Retained earnings—Unappropriated	11,422,695	**2,397,545**	**21,217**
Accumulated other comprehensive income:			
Unrealized gains and losses on securities (Note 2)	5,901,405	**2,341,309**	**20,720**
Foreign currency translation adjustments	(430,663)	**(387,676)**	**(3,431)**
Minimum pension liability adjustment	(7,178)	**—**	**—**
Total accumulated other comprehensive income	5,463,564	**1,953,633**	**17,289**
	105,062,671	**82,632,892**	**731,265**
Less treasury stock, at cost			
(2004—26,735.5 shares, 2005—1,525 shares)	(9,927,259)	**(391,736)**	**(3,467)**
Total shareholders' equity	95,135,412	**82,241,156**	**727,798**
Total	¥167,794,156	**¥152,294,221**	**$1,347,736**

See notes to consolidated financial statements.

Unaudited Condensed Consolidated Statements of Operations

JSAT Corporation and Subsidiaries
Six months ended September 30, 2004 and 2005

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2004	2005	2005
Revenues (Notes 5 and 6)	¥21,077,655	**¥21,231,152**	**$ 187,886**
Operating expenses:			
Cost of services	5,519,407	**6,440,383**	**56,995**
Sales and marketing	1,403,232	**1,392,885**	**12,326**
Depreciation and amortization (Note 3)	7,869,330	**13,458,797**	**119,104**
General and administrative expenses	1,886,176	**2,083,051**	**18,434**
Impairment loss of long-lived assets (Note 3)	19,000	**9,263,229**	**81,975**
Loss on property and equipment	15,460	**5,939**	**53**
Compensation for damage (Note 7)	—	**3,295,729**	**29,166**
Total operating expenses	16,712,605	**35,940,013**	**318,053**
Operating income (loss)	4,365,050	**(14,708,861)**	**(130,167)**
Other income (expenses):			
Interest expenses	(287,297)	**(191,911)**	**(1,698)**
Equity in earnings (losses) of affiliated companies	4,649	**(290,589)**	**(2,572)**
Other—net (Note 2)	781,695	**1,534,005**	**13,575**
Other income—net	499,047	**1,051,505**	**9,305**
Income (loss) before income taxes and minority interests	4,864,097	**(13,657,356)**	**(120,862)**
Income tax expense (benefit)	2,157,666	**(4,930,656)**	**(43,634)**
Income (loss) before minority interests	2,706,431	**(8,726,700)**	**(77,228)**
Minority interests in income of subsidiaries	(30,129)	**(6,019)**	**(53)**
Net income (loss)	¥ 2,676,302	**¥ (8,732,719)**	**$ (77,281)**

	Yen		U.S. Dollars (Note 1)
	2004	2005	2005
Per share of common stock:			
Earnings (losses) per share—basic	¥ 7,408.40	**¥ (24,563.56)**	**$ (217.38)**
Earnings (losses) per share—diluted	6,891.87	**(24,563.56)**	**(217.38)**

See notes to consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

JSAT Corporation and Subsidiaries
Six months ended September 30, 2004 and 2005

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2004	2005	2005
Operating activities:			
Net income (loss)	¥ 2,676,302	¥ (8,732,719)	$ (77,281)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,869,330	13,458,797	119,104
Provision for doubtful receivables	(880)	164,719	1,458
Accrual for severance payments, less payments	64,381	65,061	576
Equity in (earnings) losses of affiliated companies	(4,649)	290,589	2,572
Impairment loss of long-lived assets	19,000	9,263,229	81,975
Loss on property and equipment	15,460	5,939	53
Loss (gain) on sales or write-downs of other investments and other assets—net	298,964	(76,209)	(674)
Changes in assets and liabilities:			
Decrease in trade accounts receivable	740,928	540,736	4,785
Decrease in accrued liabilities—interest and other	(46,470)	(162,861)	(1,441)
Increase (decrease) in accrued liabilities—taxes on income	188,984	(1,347,835)	(11,928)
Increase in advances from customers	903,991	1,516,314	13,419
Other—net	826,980	(2,409,142)	(21,320)
Net cash provided by operating activities	13,552,321	12,576,618	188,579
Investing activities:			
Payments for property and equipment	(6,315,006)	(5,359,260)	(47,427)
Proceeds from sales of property and equipment	—	228	2
Collection of loan receivables in affiliated companies	271,955	—	—
Collection of redemption of short-term investments and other investments	3,381,240	510,233	4,515
Payments for purchases of short-term investments and other investments	(4,675,200)	(8,650,293)	(76,551)
Proceeds from sales of short-term investments and other investments	3,813,423	6,158,748	54,502
Acquisition of intangible and other assets	(193,378)	(996,937)	(8,822)
Payment for additional investments in affiliated companies	(435,680)	(230,200)	(2,037)
Increase (decrease) in short-term loans receivable—net	800,000	(1,400,000)	(12,389)
Acquisition of long-term loan receivables	—	(823,263)	(7,286)
Collection of lease receivables	628,653	682,240	6,038
Net cash used in investing activities	(2,723,993)	(10,108,504)	(89,455)
Financing activities:			
Proceeds from short-term borrowings	1,170,000	200,000	1,770
Repayments of short-term borrowings	(1,200,000)	(3,170,000)	(28,053)
Proceeds from long-term borrowings	1,000,000	6,823,263	60,383
Repayments of long-term borrowings	(3,298,911)	(3,798,911)	(33,619)
Payments to acquire treasury stock	(6,743,785)	(392,128)	(3,470)
Payments for cash dividends	(1,130,677)	(1,068,940)	(9,460)
Other	(236,382)	(193,559)	(1,713)
Net cash used in financing activities	(10,439,755)	(1,600,275)	(14,162)
Effect of exchange rate changes on cash and cash equivalents	11,697	37,532	332
Net increase in cash and cash equivalents	400,270	905,384	8,013
Cash and cash equivalents at beginning of the six months	2,233,369	2,871,833	25,414
Cash and cash equivalents at end of the six months	¥ 2,633,639	¥ 3,777,217	$ 33,427
Supplemental information:			
Cash paid during the six months for:			
Interest, net of amounts capitalized	¥ 296,775	¥ 199,285	$ 1,764
Income taxes	1,762,257	1,100,275	9,737

See notes to consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

JSAT Corporation and Subsidiaries

1. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America. Effect has been given in the consolidated financial statements to adjustments which have not been entered in the general books of account of JSAT Corporation and its subsidiaries (together the "Companies") maintained in accordance with accounting principles generally accepted in Japan.

The translation of Japanese yen amounts into United States dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥113 = US$1, the approximate exchange rate on September 30, 2005.

Certain reclassifications have been made to the 2004 financial statements to confirm the classifications used in 2005.

2. SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Companies' marketable equity and debt securities are classified as available-for-sale securities.

At September 30, 2004 and 2005, the aggregate cost, fair value and gross unrealized holding gains and losses on available-for-sale securities were as follows:

	Thousands of Yen			
	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 11,747,484	¥9,066,227	¥ (60,243)	¥20,753,468
Debt securities	14,297,607	75,940	(405,048)	13,968,499

	Thousands of yen			
	2005			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥11,735,816**	**¥4,575,748**	**¥(1,679,145)**	**¥14,632,419**
Debt securities	**16,029,356**	**5,052**	**(227,130)**	**15,807,278**

	Thousands of U.S. Dollars			
	2005			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$ 103,857**	**$ 40,493**	**$ (14,860)**	**$ 129,490**
Debt securities	**141,853**	**45**	**(2,010)**	**139,888**

The proceeds from sales of available-for-sale securities and gross realized gains and losses on these sales for the six months ended September 30, 2004 and 2005 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Proceeds from sales	¥7,196,154	**¥6,626,263**	**$58,639**
Gross realized gains	¥ 39,215	**¥ 94,619**	**$ 837**
Gross realized losses	(83,561)	**(5,693)**	**(50)**
Net realized gains (losses)	¥ (44,346)	**¥ 88,926**	**$ 787**

Debt securities classified as available-for-sale at September 30, 2005 mature as follows:

	Thousands of Yen Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	**¥ 1,245,602**	**¥ 1,247,308**
After 1 year through 5 years	**7,895,797**	**7,774,158**
After 5 years through 10 years	**2,102,456**	**2,072,048**
After 10 years	**4,785,501**	**4,713,764**
Total	**¥16,029,356**	**¥15,807,278**

	Thousands of U.S. Dollars Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	**$ 11,023**	**$ 11,038**
After 1 year through 5 years	**69,874**	**68,798**
After 5 years through 10 years	**18,606**	**18,337**
After 10 years	**42,350**	**41,715**
Total	**$141,853**	**$139,888**

Investments other than marketable equity and debt securities include other cost basis investments, which are non-traded equity securities, investments in partnerships and non-current time deposits of ¥1,258,222 thousand and ¥1,896,389 thousand ($16,782 thousand) at September 30, 2004 and 2005, respectively.

3. PROPERTY AND EQUIPMENT

Depreciation expense of property and equipment, including assets recorded under capital leases which are described in Note 6, for the six months ended September 30, 2004 and 2005 were ¥7,712,180 thousand and ¥13,161,035 thousand ($116,469 thousand), respectively.

Capitalized interests in connection with construction of major facilities, mainly telecommunications satellites, for the six months ended September 30, 2004 and 2005 were ¥8,249 thousand and ¥17,956 thousand ($159 thousand), respectively.

As of April 1, 2005, the Company reduced the estimated useful lives of certain telecommunications satellites by applying the lower of their remaining fuel lives or design lives.

As a result, an additional ¥3,921,363 thousand ($34,702 thousand) of depreciation expense was recorded during the six months ended September 30, 2005. The Company periodically evaluates the estimated useful lives used to depreciate its telecommunications satellites.

Impairment Loss of Long-Lived Assets

The impairment losses of long-lived assets consisted of a telecommunications satellite, JCSAT-1B, related telecommunications equipment and land.

At July 22, 2005, the Company's JCSAT-1B satellite suffered a sudden anomaly resulting in a loss of control and interruption of customer services on the satellite. As a result of the July 22 event, the Company recorded a ¥9,260,729 thousand ($81,953 thousand) non-cash impairment charge to write down JCSAT-1B and related telecommunications equipment for the six months ended September 30, 2005.

4. SHORT-TERM BORROWINGS, LONG-TERM DEBT AND CONVERTIBLE BONDS

Short-term borrowings at September 30, 2004 and 2005 consisted of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2004		2005		2005
		Interest rate*		Interest rate*	
Bank borrowings	¥1,170,000	0.268%	**¥2,200,000**	**0.102%**	**$19,469**

**The interest rates represent weighted-average rates of outstanding balances at September 30, 2004 and 2005. All short-term borrowings at September 30, 2004 and 2005 are denominated in yen.*

Long-term debt at September 30, 2004 and 2005 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Long-term debt with collateral:			
Government-owned bank, maturing serially through 2008—annual interest rates of 2.10%–3.18%	¥ 8,516,800	**¥ 5,694,280**	**$ 50,392**
Long-term debt without collateral:			
Banks and insurance companies, maturing serially through 2014—annual interest rates of 0.26%–3.30% (2004) and 0.25%–4.64% (2005)	24,276,318	**26,155,078**	**231,461**
Government-owned bank, maturing serially through 2009—annual interest rate of 1.30%	1,516,200	**1,285,400**	**11,375**
Non-trade accounts payable due through 2006—non-interest bearing	670,400	**335,200**	**2,966**
Non-trade accounts payable due through 2014—annual interest rate of 5.50%	470,415	**458,959**	**4,062**
Capital lease obligations (See Note 6)	851,498	**448,317**	**3,967**
Total	36,301,631	**34,377,234**	**304,223**
Less current maturities	12,780,055	**7,065,492**	**62,526**
Long-term debt, less current maturities	¥23,521,576	**¥27,311,742**	**$241,697**

The Company issued ¥20,000,000 thousand principal amount of zero coupon convertible bonds due 2007 on April 3, 2002, which are convertible into shares of common stock until March 16, 2007 at a conversion price of ¥739,000 subject to adjustment in certain events. The price of this convertible bond at September 30, 2004 and 2005 was ¥738,687 ($6,537), respectively.

In March 2005, the Company bought back ¥408,000 thousand principal amount of these bonds. The Company may redeem all the bonds at their principal amount before the due date in certain limited circumstances.

Other investments, which were classified as available-for-sale equity securities, with a carrying value of ¥13,953,420 thousand ($123,482 thousand) were pledged as collateral for certain long-term debt of the Company at September 30, 2005.

At September 30, 2005, the Companies had unused lines of credit that totaled ¥6,089,000 thousand ($53,884 thousand). Under these programs, the Companies are authorized to obtain short-term financing at prevailing interest rates.

Maturities of long-term debt subsequent to September 30, 2005 are as follows:

Year ending September 30:	Thousands of Yen	Thousands of U.S. Dollars
2006 (included in current liabilities)	¥ 7,065,492	$ 62,526
2007	11,534,674	102,077
2008	4,963,338	43,923
2009	860,940	7,619
2010	9,146,616	80,944
2011 and thereafter	806,174	7,134
Total	¥34,377,234	$304,223

5. SEGMENT INFORMATION

The Companies operate in a single operating segment which is to provide network-related and broadcast and video distribution services to customers.

Network-related services include the provision of domestic and international full-time and occasional satellite transponder capacity to various customers, primarily corporations, for their internal telecommunications networks.

Broadcast and video distribution services consist of multi-channel digital broadcasting services through SKY Perfect Communications Inc. ("SKY Perfect") and the provision of operational support services to SKY Perfect.

Revenues from external customers for each service for the six months ended September 30, 2004 and 2005 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Revenues from:			
Network-related services	¥ 7,247,377	**¥ 7,616,206**	**$ 67,400**
Broadcast and video distribution services	13,539,994	**13,357,617**	**118,209**
Other	290,284	**257,329**	**2,277**
Total revenues	¥21,077,655	**¥21,231,152**	**$187,886**

The Companies' revenues from external customers are mainly derived from customers in Japan and their long-lived assets are located mainly in Japan.

6. LEASES

Lessee

The Companies have capital lease obligations principally for telecommunications equipment.

An analysis of the leased assets under capital leases at September 30, 2004 and 2005 is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Telecommunications equipment	¥ 2,102,671	**¥ 1,336,662**	**$11,829**
Other	278,787	**82,985**	**734**
Less accumulated depreciation	(1,565,486)	**(985,483)**	**(8,721)**
Net book value	¥ 815,972	**¥ 434,164**	**$ 3,842**

Future minimum lease payments at September 30, 2005 and thereafter were as follows:

	Thousands of Yen	Thousands of U.S. Dollars
Year ending September 30:	2005	2005
2006	**¥259,560**	**$2,297**
2007	**120,114**	**1,063**
2008	**68,316**	**604**
2009	**21,151**	**187**
2010	**685**	**6**
Total	**469,826**	**4,157**
Less amount representing interest	**21,509**	**190**
Present value of net minimum lease payments (See Note 4)	**448,317**	**3,967**
Less current maturities	**249,905**	**2,211**
Long-term capital lease obligations	**¥198,412**	**$1,756**

Rental expenses under operating leases for the six months ended September 30, 2004 and 2005 were ¥429,500 thousand and ¥464,930 thousand ($4,114 thousand), respectively.

The minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at September 30, 2005 were as follows:

Year ending September 30:	Thousands of Yen	Thousands of U.S. Dollars
2006	**¥ 423,736**	**$ 3,750**
2007	**423,736**	**3,750**
2008	**423,736**	**3,750**
2009	**423,736**	**3,750**
2010	**211,869**	**1,875**
Total	**¥1,906,813**	**$16,875**

Lessor

The Companies lease satellite transponders and certain other assets, which are classified as a direct financing lease under SFAS No. 13, "Accounting for leases."

The net investments in direct financing leases at September 30, 2004 and 2005 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Total minimum lease payments to be received	¥2,455,988	**¥817,450**	**$7,234**
Less amount representing estimated executory costs (such as maintenance and insurance), including profit thereon, included in total minimum payments	404,400	**158,561**	**1,403**
Net minimum lease payments receivable	2,051,588	**658,889**	**5,831**
Less unearned income	76,836	**10,644**	**94**
Net investment in direct financing leases	¥1,974,752	**¥648,245**	**$5,737**

Minimum lease payments receivable at September 30, 2005 and thereafter are as follows:

	Thousands of Yen	Thousands of U.S. Dollars
2006	**¥728,200**	**$6,444**
2007	**35,700**	**316**
2008	**35,700**	**316**
2009	**17,850**	**158**
Total	**¥817,450**	**$7,234**

The Companies lease satellite transponder full-time dedicated network-related services and these leases are classified as cancelable operating leases under SFAS No. 13, "Accounting for leases."

Revenues from operating leases included in revenues were ¥6,922,419 thousand and ¥6,706,820 thousand ($59,352 thousand) for the six months ended September 30, 2004 and 2005, respectively.

The following schedule provides an analysis of the Companies' investments in property on operating leases at September 30, 2004 and 2005.

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Telecommunications satellites on operating leases	¥ 70,445,623	**¥ 72,353,195**	**$ 640,294**
Less accumulated depreciation	(39,011,421)	**(55,433,376)**	**(490,561)**
Net book value	¥ 31,434,202	**¥ 16,919,819**	**$ 149,733**

7. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The commitments outstanding by the Companies at September 30, 2005 relate to a launch contract for future replacement satellites, JCSAT-9, JCSAT-10 and JCSAT-11 of ¥31,730,407 thousand ($280,800 thousand).

The Companies have entered into a Product Manufacturing and Sales Agreement (the Supply Agreement) with a cable television equipment manufacturer located in Japan.

The Supply Agreement provides for the manufacturer to supply, and the Companies to purchase, certain minimum levels of equipment.

At September 30, 2005, the approximate future purchase commitments under this Supply Agreement for the year ending September 30, 2006 were ¥53,405 thousand ($473 thousand).

Cost relation to the shift of transponders

The Companies currently have accrued ¥3,216,560 thousand ($28,465 thousand) for liabilities of compensation to customers whose service was affected by the accident involving the telecommunications satellite, JCSAT-1B.

The amount of these liabilities could be affected by changes in facts or assumptions not currently known to management. Approximately ¥3,200,500 thousand ($28,323 thousand) out of the ¥3,216,560 thousand ($28,465 thousand) relates to costs primarily associated with the transitional process between telecommunications satellites.

Management

(As of September 30, 2005)

Board of Directors

Kiyoshi Isozaki
President & CEO,
Representative Director

Yoshiro Aisaka
Director

Masanori Akiyama
Director

Yoichi Iizuka
Director

Iwao Nakatani
Director (President, Tama University; Director of Research, UFJ Institute Limited)

Mamoru Ishida
Director (President & CEO, NTT PC Communications, Inc.)

Kohei Manabe
Director (Representative Director; Adviser, Nippon Television Network Corporation)

Bunji Shinoda
Director (General Manager, Media Business Division, Consumer Service Business Unit, Mitsui & Co., Ltd.)

Shigeru Ohashi
Director (Corporate Officer, Media Division, Sumitomo Corporation)

Corporate Auditors

Shoichi Kameyama
Corporate Auditor

Masataka Hattori
Corporate Auditor

Nobuyuki Kaneko
Corporate Auditor (Executive Officer, Chief Operating Officer, Media Business Division, Aerospace, Electronics & Multimedia Company, ITOCHU Corporation)

Toshiaki Katsushima
Corporate Auditor
(Visiting Professor (full-time), Graduate School of Finance, Accounting & Law, Waseda University)

Executive Officers

Kiyoshi Isozaki
President & CEO

Yoshiro Aisaka
Senior Executive Officer,
Strategic Planning Group

Masanori Akiyama
Senior Executive Officer,
Market Development Group

Yoichi Iizuka
Senior Executive Officer,
Corporate Coordination Group

Yutaka Nagai
Senior Executive Officer,
Engineering Group

Masanao Tanase
Senior Executive Officer,
Market Development Group

Yasuo Okuyama
Executive Officer,
Market Development Group

Osamu Kato
Executive Officer, Corporate Planning & Administration Group

Yuichiro Nishio
Executive Officer, Engineering Group

Hiroo Sumitomo
Executive Officer,
Market Development Group

Kiyoshi Ogawa
Executive Officer, Corporate Planning & Administration Group

Hideaki Kido
Executive Officer,
Market Development Group

Corporate Data

(As of September 30, 2005)

Company name:
JSAT Corporation

Headquarters:
Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo
100-6218, Japan
Tel. +81-3-5219-7778
Fax +81-3-5219-7876

Established:
February 1985

Capital: ¥53,769,570,000

Number of employees:
175 (249 on a consolidated basis)

Shares

Authorized number of shares:
1,000,000

Number of shares issued:
356,418

Total number of shareholders:
23,735

Shareholder Information

Fiscal year-end:
March 31

Annual general meeting of shareholders:
June

Payment of dividends (dividend record date):
March 31 (September 30 when interim dividends are paid)

Publication for official announcements:
Nihon Keizai Shinbun

Transfer agent and handling office:
The Chuo Mitsui Trust and Banking Company, Limited.
33-1, Shiba 3-chome, Minato-ku, Tokyo
105-8574, Japan

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